January 10, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Bennett, Vanessa Robertson, Jason Drory, and Laura Crotty

Re:	Curative Biotechnology, Inc.
Registration Statement on Form S-1
Submitted November 24, 2021
CIK No. 0001400271

Ladies and Gentlemen:

On behalf of Curative Biotechnology, Inc. (“Curative” or “Company”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 21, 2021 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Curative has also revised the Registration Statement in an Amendment No. 1 (the “Amendment”) as set forth below in response to the Comment Letter and is filing the Amendment with the Commission concurrently with the submission of this letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Curative’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Registration Statement on Form S-1 submitted November 24, 2021

Cover Page

1.	We note that a group of your officers and directors control a significant portion of the Company. Please tell us whether you will be deemed a “controlled company” as defined by the market on which you intend to list and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Response: We have reviewed the definition of group as provided for in Section 13d-5 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and have determined that our officers and directors do not constitute a “group” under the Exchange Act or NYSE American Rules. Curative does not consider the Company to be a controlled company and is not asking for any exemption related thereto.

January 10, 2022

Prospectus Summary

What We Do, page 1

2.	Please revise your Summary to provide a more detailed overview of each of the Company’s four programs and the current development status of each. Your disclosure in this section should be balanced by noting the challenges the Company faces in developing such programs, including competition, the Company’s history of net losses, and the uncertainty surrounding its ability to continue as a going concern.

Response: Curative has updated its Summary to include a brief description of our four (4) programs and the current development status of each and our current pipeline. Curative has also included a summary of risk factors which includes our limited operating history, need for additional capital, and going concern risks.

3.	We note your disclosure that “[o]ne of [y]our major focuses is on diseases defined by the United State Food and Drug Administration, or FDA, as “Orphan Diseases.”“
“Orphan” has a specific meaning in FDA regulations, and your product candidates have not yet received orphan designation from the FDA. As such, you should revise disclosure here and throughout the prospectus as applicable to remove any possible inference that your product candidates have been or will be granted orphan designation. You may retain disclosure indicating that you intend to seek such designation and an explanation of the process and benefits if granted.

Response: Curative has removed reference to its focus on Orphan Diseases throughout the Amendment. Additionally, Curative has clarified that it has only received Orphan designation for its proposed product candidate for Rabies.

Risk Factors, page 4

4.	We note your risk factor discussion is greater than fifteen pages. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K. In addition, please revise to comply with Item 105(a) of Regulation S-K by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors.”

Response: Curative has revised its disclosure as requested by providing a Summary of Risk Factors beginning on page 5 and moved certain Risk Factors to a General Risk Factors section beginning on page 7.

January 10, 2022

We have a limited operating history, which may make it difficult for investors to predict future performance based on current operations., page 4

5.	We note references in your risk factor disclosure on page 4 discussing cannabis and other flora. However, we do not note any other cannabis related disclosure elsewhere in your draft registration statement, including your business section. Please revise your risk factor disclosure to make this risk factor more specific to your business or otherwise advise.

Response: Curative has revised its disclosure as requested and removed any reference to Cannabis or Flora.

We are an early stage-company, have no product revenues, are not profitable and may never be profitable., page 4

6.	Please revise your statement that “initial data from [y]our research appear promising” to eliminate conclusions or predictions that your product candidates are effective as determinations of efficacy are solely within the authority of the FDA. You may provide a summary of the data that you used to draw these conclusions, and such discussion is more appropriate in the Business section where full and proper context can be provided.

Response: Curative has revised its disclosure as requested by removing such statement on page 7.

You may experience future dilution as a result of future equity offerings., page 22

7.	We note your disclosure elsewhere that you will issue an additional 6,500,000 and 17,5000,000 shares of Common Stock upon the occurrence of certain milestones under your license agreements with Mid-Atlanta BioTherapeutics, Inc. Please revise your disclosure here or where you deem appropriate to describe the future dilution that may occur pursuant to your material agreements

Response: Curative has revised its disclosure regarding such Risk Factor as requested on page 25. Additionally, Curative has referenced the potential dilutive effect of such milestone equity payments in its description of the applicable licenses beginning on page 41.

Use of Proceeds, page 24

8.	We note your disclosure that you intend to use portions of the proceeds of this offering to (i) begin manufacturing of all four of our development stage therapeutics, (ii) begin preparation for regulatory submissions and clinical trials, (iii) prosecute patent applications worldwide and (iv) general corporate purposes. Please specify what amounts will be allocated to each of these uses. In addition, please revise you disclosure to allocate the amount of proceeds you expect to use for each of your four programs and specify how far in the clinical development of your product candidates you expect to reach with the net proceeds. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. For guidance, please refer to Item 504 of Regulation S-K

Response: Curative has revised its disclosure as requested.

January 10, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

9.	We note your disclosure appears to leave out the “Trends & Outlook” section referenced in your second bullet on page 26. Please revise your disclosure here or otherwise advise.

Response: Curative has removed the reference to Trends & Outlook on page 32.

Our Business, page 32

10.	We note your disclosure of your Scientific Advisory Board on page 26, in your Results of Operation section, in your financial statements and on your website. If material, please include disclosure that describes the role or function of your Scientific Advisors, whether there are any rules of procedures governing this board as well as how the Scientific Advisors are compensated.

Response: Curative has revised its disclosure as requested by including a description of the Scientific and Clinical Advisory Board on page 64.

Licenses, page 33

11.	We note your disclosure here indicates that both of your license agreements with Mid- Atlanta BioTherapeutics, Inc. contain termination provisions if you do not raise certain amounts of funds for each of your product candidates specific to each agreement. However, your disclosure in your draft registration statement regarding the term and termination provision appears to be inconsistent with the actual language in Section 12 of each License Agreement filed as Exhibit 10.09 and 10.13. Please reconcile this apparent inconsistency or otherwise advise.

Response: Curative has revised its disclosure as requested and filed amendments to each of these licenses as Exhibits 10.14 and 10.15 to the Amendment.

12.	For each of your material licenses described in this section please update your disclosure to include a description of the termination provisions available to the licensor under each agreement.

Response: Curative has revised its disclosure as requested beginning on page 41.

January 10, 2022

Products Development, page 33

13.	We note that your disclosure for each of your four development programs (Rabies, Glioblastoma, Retinal Degenerative Disease and COVID-19) only includes brief discussions of each program with no detail regarding the current phase of development or steps taken by the Company after in-licensing each candidate. In addition, we note your website and your “Corporate Overview” investor presentation currently available on your website contain more detailed material information that is not disclosed in your draft registration statement, including, for example only, (i) mechanism of action of your product candidates, (ii) preclinical animal data, (iii) specific indications you plan to pursue and (iv) description of planned regulatory pathways. Please revise your disclosure for each of your four programs to discuss each program’s current stage of development, any prior material preclinical studies and results, and any regulatory submissions or filings made to date.

Response: Curative has revised its disclosure as requested throughout the Amendment.

14.	We note your disclosure that “[o]btaining the PRV is a primary business goal for the Company for this program.” Please revise your disclosure in this section to explain the conditions for and the impact of receiving a FDA Priority Review Voucher.

Response: Curative has revised its disclosure to remove references to FDA Priority Review Voucher as we have determined such disclosure to be premature.

15.	In relation to your glioblastoma program, we note your statement that “the company plans on manufacturing the drug and taking it through an FDA approved Phase 1 proof of concept trial.” Please revise your disclosure to indicate whether you have submitted an IND to the FDA and whether such submission has been accepted. In the event you have not submitted an IND, please revise this statement to remove the implication that you will assuredly progress to Phase 1 trials, as such statement appears premature.

Response: Curative has revised its disclosure as requested.

16.	We note your disclosure that you were licensed the “first ever CD56 fully humanized monoclonal antibodies.” Please provide your basis for this statement

Response: Curative has removed such reference.

NIH License L-088-20210 - “Druggable target to treat retinal degeneration”, page 34

17.	We note your disclosure that you “may choose to extend the term for the life of the patents underlying the licensed assets for $45,000.” Please update your disclosure to further describe the length of such potential extension. In addition, we note section 13.2(b)(ii) of Exhibit 10.11 states that you must provide the licensor written evidence of commercially reasonable progress toward your clinical studies of the Licensed Product and adherence with the Commercial Development Plan in addition to the $45,000 extension royalty in order to the extend the term of the agreement. Please update your disclosure accordingly to reflect this provision or otherwise advise.

Response: Curative has updated its disclosure as requested on page 42.

January 10, 2022

Competition, page 35

18.	We note your disclosure regarding competition in the drug development industry. Please expand your disclosure to also discuss competition among each of your material programs or product candidates, including the Company’s competitive position in the industry and methods of competition, as required by Item 101(h)(4)(iv) of Regulation S-K.

Response: Curative has revised its disclosure as requested on page 46 and throughout the Amendment.

Intellectual Property, page 35

19.	Please revise your intellectual property disclosure to disclose for each material patent and patent application the specific products or technologies to which such patents or patent applications relate. Also clearly describe on an individual basis the type of patent protection granted for each product or technology (composition of matter, use, or process), whether the patents are owned or licensed, the expiration of each patent held, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

Response: Curative has revised its disclosure by listing all of its outstanding patents and licenses for patents on page 46.

Description of Securities, page 45

20.	Your disclosure does not describe that you are registering Units and the warrants portion of the Unit and the common stock underlying the warrants. Please state all securities that you are registering. Refer to Item 202 of Regulation S-K. In addition, please file the form of unit agreement or otherwise advise.

Response: Curative has revised its disclosure as requested on page 56 and throughout the Amendment.

Common Stock Purchase Options, page 47

21.	We note your disclosure that the Company issued a “consultant” certain options to purchase common stock of 1% of the issued and outstanding capital stock of the Company on a fully diluted basis. Please update your disclosure here to identify the consultant and disclose if he/she is still providing services to the Company. In addition, please describe the consulting and management services provided by the consulting agreement in greater detail in your business section or where you deem appropriate. Please disclose the material terms of the agreement including the parties’ rights and obligations, payment terms and termination provisions. In addition, please file the agreement as an exhibit to your registration statement as required under Item 601(b)(10) of Regulation S-K.

Response: Curative has revised its disclosure as requested on page 46 and 58. The agreement was previously filed as Exhibit 10.05 and has been filed again with the Amendment as Exhibit 10.05.

January 10, 2022

Our Management

Executive Officers and Directors, page 49

22.	We note your disclosure that Mr. Michaels and Dr. Ginsberg are “co-founders” of the Company. However, we note your disclosure elsewhere, including on page 44, that the Company was originally incorporated in 1995 as Growth Industries, Inc. and has subsequently changed its name and reincorporated multiple times. Please revise your disclosure to clarify what specifically you mean when you state Mr. Michaels and Dr. Ginsberg are “co-founders” of the Company.

Response: Curative has revised its disclosure as requested beginning on page 61.

23.	We note several of your executive and director biographies where the principal occupation and employment is unclear during the past five years. Please discuss the principal occupation and employment for the past five years, including the name, and principal business of any corporation or other organization. See Item 401(e) of Regulation S-K.

Response: Curative has revised its disclosure as requested on page 61.

Statement of Operations, page F-4

24.	It appears that you are presenting your expenses by function (general and administrative) and by nature (salaries and share based compensation and professional fees and share based compensation). Please revise to present your Statements of Operations consistently by function, or tell us why no revision is necessary. Refer to Rule 5-03 of Regulation S-X. This comment also applies to the disclosures on page F-19

Response: Curative has considered your comment, but believes that revisions to the annual and interim statements of operations are not necessary. We note that Item 5-03(b)3 of Regulation S-X requires material items of other operating costs and expenses to be separately stated. As both Payroll and share based compensation and Professional fees and share based compensation are considered material amounts of General and Administrative expenses, Company management believes that these items are required to be stated separately, and that its presentation is more meaningful to users of these financial statements.

For the annual and interim periods presented, the Company has not conducted any selling or marketing activities. The Company, however, did incur expenses for Research and development during the third quarter of 2021, which have been separately presented in the interim condensed statements of operations.

January 10, 2022

Note 10 - Deficiency in Stockholders’ Equity, page F-12

25.	Please revise to disclose the specific services received for the stock issued for services, particularly related to the Series A and Series C preferred stock that resulted in significant compensation recorded in fiscal 2020. Please also disclose how these shares were valued.

Response: Curative has revised its disclosure throughout the Amendment, including the financial statements that the Series A and Series C Preferred Stock were issued as compensation for the restructuring of the Company and due diligence and services related to the in-licensing of technology.

Exhibits

26.	We note that your forum selection provision in Article X of your Amended and Restated Bylaws identifies the State Court of Florida as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: Curative has added a section to the prospectus entitled Choice of Forum on beginning on page 59 that address this comment. It states that —

Our amended and restated Bylaws provides that, unless we consent in writing to the selection of an alternative forum, the State of Florida is the exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty, (c) any action asserting a claim against us arising pursuant to any provision of the Florida Business Corporation Act (“FBCA”), our amended and restated certificate of incorporation or our amended and restated bylaws, or (d) any action asserting a claim against us that is governed by the internal affairs doctrine.

The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, Securities Act or any other claim for which the federal courts have exclusive or concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations.

January 10, 2022

The provisions of the FBCA, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

27.	We note that you have not filed the form of warrant related to the units being offered in this registration statement. Please file the form of warrant. See Item 601(b)(4) of Regulation S-K.

Response: The form of Warrant will be filed upon completion of its drafting pursuant to the terms of the Underwriting Agreement anticipated to be entered into by and between the Company and Aegis Capital Corp. the Company’s underwriter for offering contemplated by the Registration Statement.

28.	We note your exhibit list includes License Agreements 10.09 through 10.13. Please revise your description of each license agreement to include the name of the parties to each agreement.

Response: Curative and has revised its disclosure as requested on page II-8.

29.	Please ensure that the agreements filed as exhibits are complete, dated and executed copies that include all of the material terms of the agreement. For example only, we note that it appears that pages 26 through 34 were admitted from Exhibit 10.11 and pages 21 through 25 were admitted from Exhibit 10.12. Please refile complete and executed copies of your agreements or otherwise advise.

Response: Curative has revised its exhibits to include the full executed versions.

General

30.	We note the interview with Mr. Garr with Dan Sfera on July 6, 2021 that is available on YouTube. In the interview, Mr. Garr references the Company’s plans to file a Form 10, up-list to a different exchange and future financings. Please provide us with your analysis as to how this complies with Section 5 of the Securities Act.

Response:

Conclusion

As discussed in more detail below, the Communications (as defined below) do not rise to a violation of Section 5 for the following reasons:

1.	Neither the Company nor its subsidiary was “in registration.”

3.	The Communications are subject to the safe-harbor of Rule 168.

4.	The Communications are subject to the safe-harbor of Rule 163A.

January 10, 2022

Background

Curative is a life science company seeking to develop, in-license, sub-license or otherwise acquire early, mid or late-stage assets in the therapeutic and medical device areas. Curative’s focus is on development stage products that can be acquired at advantageous valuations and terms and assets that it believes have or possess the possibility for significant intellectual property.

On July 6, 2021, Mr. Garr, the Company’s chief executive officer, participated in an interview with Dan Sfera (“Interview”) that was later posted on YouTube. The Interview is approximately 59 minutes long and is generally focused on Curative’s development and product candidates. Starting at approximately 47:40 of the Interview, Mr. Garr, along with Mr. Sfera and guests commence a question and answer session. The aggregate time of Mr. Garr’s responses was less than 3 minutes. The pertinent questions are below and are followed by Mr. Garr’s answers (“Communications”):

Question 2

Host: Is the company working on any other financings and if so, does that involve investment banks?

Garr: Answer is yes, biotech companies are like cars, they need fuel and our fuel is money, nobody works for free….we have not at this point retained an investment banker, we have been approached by many, when the time is right and we found the right fit, we most likely will do that…so the answer is yes, we will be raising money but I can’t say when or anything more about it than that…

Question 6

Host: When is the goal for up-list or at least OTCQB status.

Garr: …Plan is as soon as we have the audit completed, we will file a Form 10 which makes us completely SEC reporting and that, along with our existing shareholder base and price, will qualify us I believe for the OTCQB….we expect to file the Form 10 soon.

At the time of the Interview, Curative had not filed a registration statement. On August 11, 2021, Curative retained Aegis Capital Corp. as its exclusive investment banker in connection with a firm commitment underwritten offering and up-listing. On November 24, 2021, we filed the Registration Statement on Form S-1 on a confidential basis.

January 10, 2022

Analysis

Section 5(c) of the Securities Act prohibits all “offers” in any form prior to the filing of a registration statement. The term “offer” is defined broadly in Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), as “every attempt or offer to dispose of, or solicitation of an offer to buy . . . for value.” The SEC regulates whether a particular communication is an “offer,” the manner in which communications are made, the contents of communications made in connection with offers of securities and who may make certain communications, including whether the person making the communication is an issuer subject to the reporting and other obligations (a “reporting issuer”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Communications are subject to the safe-harbor of Rule 168.

The Company believes the Communications fall under the safe harbor of Rule 168. Rule 168 states that for purposes of sections 2(a)(10) and 5(c) of the Act, the regular release or dissemination, by or on behalf of an issuer of communications containing factual business information or forward-looking information shall be deemed not to constitute an offer to sell or offer for sale of a security which is the subject of an offering pursuant to a registration statement that the issuer proposes to file, or has filed, or that is effective.

The Company regularly releases information regarding its business and developments via the Company’s website, the OTC Market group and press releases. The content of the Interview focuses on the Company’s development, business strategy and practices. The only mention of offering contained in the Interview is an anecdotal response that the company will be required to raise capital in the future. No information is provided as to timing, type of securities, amount or means of offering. There is also an affirmation that no investment bank has been retained and when questioned about timing, Mr. Garr affirms that he cannot speak more about the topic. Moreover, the Company has previously disclosed its desire to become a fully reporting company and to up-list from the Pink Sheets tier of the OTC Markets Group to a more established market. Mr. Garr’s Communication provided an update to previously disclosed information. Finally, Mr. Garr’s mention of a registration statement references a Form 10 which would not be used in a securities offering and is in fact required for the Company to gain fully reporting status without an offering. Therefore, we believe the Communications constitute statements about management’s plans and objectives for future operations, including plans or objectives relating to the issuer as contemplated under Rule 168 and should not render the Rule 168 safe harbor unavailable.

A sufficient amount of time would have passed between the Communications and the filing of a registration statement to “cool” any interest in any potential securities offering.

Rule 163A provides issuers with a non-exclusive safe harbor from Section 5(c)’s prohibition on pre-filing offers for certain communications made more than 30 days before the public filing of a registration statement, even if those communications might otherwise have been considered to be an offer under Section 2(a)(3). The communication does not refer to the securities that are part of the registered offering. Rule 163A requires that the communication must be made by or on behalf of an issuer. The issuer must take reasonable steps within its control to prevent further distribution of the communicated information during the 30-day period before filing the registration statement (although the SEC has suggested that the issuer may maintain this information on its website, if the information is appropriately dated, identified as historical material and not referred to as part of the offering activities). As noted above, although some of the Communications refer to the Company’s need to raise capital in the future, it does not refer to any specific securities nor offering and accordingly, the Company does not believe that these references are sufficient to make the Rule 163A safe harbor unavailable. Regarding the information still being posted, the Company was not aware that the interview would remain on YouTube. When the Company became aware of the Interview via the SEC comment letter, it immediately notified the owner and the Interview has been taken down. Finally, for an issuer that confidentially submits a draft registration statement for nonpublic review by the SEC, the date of the first public filing of the registration statement, not the date of the confidential submission, determines the availability of the Rule 163A safe harbor.

January 10, 2022

31.	We note that some information on your website is inconsistent with the information provided in your draft registration statement. For example only, on the “Pipeline” section on your website you state you have “A CURE FOR RABIES” and “currently have nine ongoing programs in three therapeutics areas.” Please ensure your registration statement is complete and accurate, and that the information on your website is consistent with such disclosure.

Response: Curative has updated its website to remove “A CURE FOR RABIES” and has updated its disclosure throughout the Amendment.

32.	Please provide the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-K.

Response: Curative has revised its disclosure as requested on page i.

33.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Curative has not provided any written communications as defined in Ruel 405 of the Securities Act to potential investors in our securities except for the securities purchase or subscription agreements and associated transaction documents that investors would be able to participate in. Curative has presentations and press releasees on its website and files financial information and other reporting requirements with OTC Markets Group. Potential investors may have accessed such information contained thereunder.

* * *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (818) 597-7552.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Raul Silvestre
Raul Silvestre
Silvestre Law Group, P.C.